Exhibit a(1)(F)

Jacada Ltd.
Droyanov House
11 Galgalei Haplada St.
Herzliya 46722
ISRAEL
Tel +972-9-9525900
Fax +972-9-9525959
www.jacada.com

August 14, 2008

Dear Shareholder:

Jacada Ltd. is offering to purchase up to 4,000,000 of its Ordinary Shares from its existing shareholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by Jacada will not be greater than $4.00 or less than $3.50 per share. Jacada is conducting the tender offer through a procedure commonly referred to as a modified “Dutch auction.” This procedure allows you to select the price within the $3.50 to $4.00 price range at which you are willing to sell your shares to Jacada. The actual purchase price to be paid in the tender offer will be determined by Jacada in accordance with the terms of the tender offer based on the various prices indicated by tendering shareholders. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price within the range is determined by Jacada. You may tender all or only a portion of your shares, subject in each case to proration if more than 4,000,000 shares are tendered at or below the price determined by Jacada.

The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

The Board of Directors of Jacada has approved the tender offer. However, neither Jacada, nor Jacada’s Board of Directors, is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of Jacada’s shares and Jacada’s prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 15, 2008, UNLESS EXTENDED BY JACADA.

If you have any questions regarding the tender offer, need assistance in tendering your shares or need additional copies of the offer to purchase and related documents, you may contact MacKenzie Partners, the Information Agent for the Offer, at (212) 929-5500 or toll-free (800) 322-2885, or you may contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer.

Sincerely,

Jacada Ltd.